Exhibit (6)(h)

PHOENIX CAPTIAL GROUP HOLDINGS, LLC

18575 Jamboree Rd, Suite 830

Irvine, CA 92612

November 29, 2023

Adam Ferrari

Re: Employment Agreement

Dear Adam:

As you know, since Phoenix Capital Group Holdings, LLC (“Phoenix” of the “Company”), was founded, you have provided invaluable service through the years providing your knowledge and experience to us as a VP of Engineering in creating our highly successful acquisition program.

We are now at a stage of development where your taking more of a leadership role in the Company would not only be appropriate, but would be highly impactful in our next stages of development.

As such, we would like to appoint you to the title of “Chief Executive Officer” of the Company. In this role, you will manage the company’s overall development and ensure that general operations run seamlessly as employees accomplish established goals. Along with other appointed duties, you will make strategic and financial decisions that determine the trajectory of the company, monitor company performance, collaborate with other executives.

Responsibilities in your new position will be to develop, execute, and assess top business strategies that will propel company growth. You will collaborate with other executives, managers, and employees to identify meaningful solutions. You will also serve as a main resource for managers in all departments within the Company.

As Chief Executive Officer, you will be paid $29,166.66 per month in accordance with Company policies and procedures, and you will be eligible for Company benefits, as the same may be amended or modified from time to time in the sole discretion of the Company. In addition to the promotion, you will also have co-manager authority with the Company alongside Lindsey Wilson.

This agreement supersedes and amends all previous agreements between you and Phoenix related to any position or for services provided by you. This contract can be terminated at any time and for any reason at the sole discretion of Phoenix and no notice period is required. This agreement will be affirmed by the manager of Lion of Judah Capital, LLC and the manager of Phoenix.

(signatures on following page)

Sincerely,

Lion of Judah Capital, LLC

/s/ Daniel Ferrari
By: Daniel Ferrari
Its: Manager

/s/ Charlene Ferrari
By: Charlene Ferrari
Its: Manager

Phoenix Capital Group Holdings, LLC

/s/ Lindsey Wilson
By: Lindsey Wilson
Its: Manager

Accepted by:

/s/ Adam Ferrari
Adam Ferrari